Exhibit 3.1

FULL TEXT OF SPECIAL RESOLUTIONS RELATING TO

AMENDMENTS TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CAYSON ACQUISITION CORP

In respect of the Extension Proposal:

“IT IS RESOLVED as a special resolution that:

(a)	Article 37.8 of the Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution dated 19 September 2024 with effect from 23 September 2024 (the Existing Memorandum and Articles) be deleted in its entirety and replaced with the following new Article 37.8:

“37.8	The Company has until 23 March 2026 to consummate a Business Combination, provided however that if the Board of Directors anticipates that the Company may not be able to consummate a Business Combination by 23 March 2026, the Company may, by Resolution of Directors, extend the period of time to consummate a Business Combination on a monthly basis, up to twelve (12) months (up to 23 March 2027) (the Extended Date) to complete a Business Combination, unless the closing of a Business Combination shall have occurred prior thereto or such earlier date as shall be determined by the Board in its sole discretion, provided that the Sponsors and the Company’s officers, directors, affiliates or designees (collectively, the Insiders) lend to the Company (each a Contribution) an aggregate of US$125,000 for each month utilized to consummate an Business Combination, which Contributions shall be deposited by the Company into the Trust Account. In the event that the Company does not consummate a Business Combination by the relevant Extended Date (subject to all monthly extensions having been validly made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any, divided by the number of the Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 37.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”

(b)	Article 37.9 of the Existing Memorandum and Articles be deleted in its entirety and replaced with the following new Article 37.9:

“37.9	In the event that any amendment is made to these Articles:

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 37.2(b) or 37.6; or
(ii)	redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination by the relevant Extended Date (subject to all monthly extensions having been validly made in each case); or

(b)

with respect to any other provision relating to the rights of holders of Public Shares (excluding any Public Shares held by Founders),

each holder of Public Shares who is not a Founder, Officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the approval of any such amendment, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of Public Shares then in issue.”

(c)	Article 37.11 of the Existing Memorandum and Articles be deleted in its entirety and replaced with the following new Article 37.11:

“37.11	After the issue of Public Shares (including pursuant to the Over-Allotment Option), and prior to the consummation of a Business Combination, the directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with the Public Shares:

(i)	on a Business Combination or on any other proposal presented to Members prior to or in connection with the completion of a Business Combination; or

(ii)	to approve an amendment to these Articles to:

(A)	extend the time by which the Company has to consummate a Business Combination; or

(B)	amend the foregoing provisions of these Articles.”

In respect of the Redemption Limitation Proposal:

“IT IS RESOLVED as a special resolution that:

(a)	Article 37.2 of the Existing Memorandum and Articles be deleted in its entirety and replaced with the following new Article 37.2:

“37.2	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a Tender Offer) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue.”

(b)	Article 37.6 of the Existing Memorandum and Articles be deleted in its entirety and replaced with the following new Article 37.6:

“37.6	Any Member holding Public Shares who is not a Founder, Officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the Redemption Price).”